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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                           VIVENDI UNIVERSAL CONFIRMS
                  THAT HART-SCOTT-RODINO WAITING PERIOD EXPIRES
                    IN HOUGHTON MIFFLIN PROPOSED ACQUISITION




PARIS AND NEW YORK, JUNE 29, 2001 - Vivendi Universal (Paris Bourse: EXFP; NYSE:
V) confirmed today that waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the proposed acquisition of Houghton Mifflin (NYSE: HTN) expired on June 27, 2001, clearing the way for Vivendi Universal's tender offer to proceed. The waiting period expired without request for additional information from U.S. antitrust authorities - the Department of Justice/Federal Trade Commission.

Assuming that at least two-thirds of the Houghton Mifflin shares have been tendered by July 6, 2001, and the other conditions to the tender offer have been satisfied, it is expected that Vivendi Universal would close successfully the tender offer on that date and achieve the scheduled closing date for the acquisition of Houghton Mifflin.

Important Disclaimer

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Houghton Mifflin. Vivendi Universal has filed a Tender Offer statement that contains important information that should be read carefully before any decision is made with respect to the offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) is available at no charge at the SEC's website at www.sec.gov. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

CONTACTS:

PARIS
Antoine Lefort
011-33-1-71-71-1180


NEW YORK
Anita Larsen
212-572-1118


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